U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Commission file number ______

GCA III ACQUISITION CORP.
(Name of Small Business Issuer in its charter)

Delaware (State or other incorporation or formation)	14-1973534 (I.R.S. employer identification number)

c/o Michael M. Membrado 115 East 57th Street, Suite 1006 New York, New York (Address of principal executive offices)	10022 ( Zip Code)

Issuer’s telephone number: 646-486-9770

Copies to:
Michael M. Membrado
M.M. Membrado, PLLC
115 East 57th Street, Suite 1006
New York, NY 10022
(646) 486-9770

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of each exchange on which
To be registered	class is to be registered

Common Stock, par value $.0001	N/A

PART I

ITEM 1.   DESCRIPTION OF BUSINESS

(a) Business Development

GCA III Acquisition Corp. (“we”, “us”, “our”, or the “Company”) was incorporated in the State of Delaware on August 14, 2006. Since inception, we have been engaged in organizational efforts and obtaining initial financing. We were formed as a vehicle to pursue a business combination and have made no efforts to date to identify a possible business combination. As a result, we have not conducted any negotiations nor entered into a letter of intent concerning any target business. Our sole business purpose for the indefinite future is to seek the acquisition of, or merger with, an existing operating company.

(b) Our Business

Based on our proposed business activities, we are what is known as a “blank check” company. The U.S. Securities and Exchange Commission (the “SEC”) defines “blank check” companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, (the “Exchange Act”) and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.” Under SEC Rule 12b-2 under the Securities Act of 1933, as amended (the “Securities Act”), we also qualify as a “shell company,” because we have no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions. Our management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. We intend to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and may, as a result, acquire any type of business.

The analysis of new business opportunities has and will be undertaken by or under the supervision of our officers and directors. We have unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In our efforts to analyze potential acquisition targets, we will consider the following kinds of factors:

(a)   Potential for growth, indicated by new technology, anticipated market expansion or new products;

(b)   Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;

(c)   Strength and diversity of management, either in place or scheduled for recruitment;

(d)   Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

(e)   The cost of participation by us as compared to the perceived tangible and intangible values and potentials;

(f)   The extent to which the business opportunity can be advanced;

(g)   The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

(h)   Other relevant factors.

In applying the foregoing criteria, no one of which will be controlling, our management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Business Combination

The manner in which we may participate in any given opportunity will depend upon the nature of the opportunity, the respective needs and desires of us and the promoters of the opportunity, and the relative negotiating strength we have relative to the other parties involved.

It is likely that we will participate in a business opportunity through the issuance of our common stock or other securities. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called “tax free” reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other “tax free” provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were our stockholders prior to such reorganization.

Our present stockholders will likely not have control of a majority of our voting shares following a reorganization transaction. As part of such a transaction, all or a majority of our directors may resign and new directors may be appointed without any vote by our stockholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by our stockholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders’ meeting and obtain the approval of the holders of a majority of our outstanding shares. The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders. Most likely, management will seek to structure any such transaction so as not to require stockholder approval.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to pursue or otherwise participate in a specific business opportunity, the costs then previously incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in our loss of the related costs incurred.

We presently have no employees apart from our management. Our officers and sole director are engaged in outside business activities and they will devote to our business very limited time until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

(c) Reports to Security Holders

(1) We are not required to deliver an annual report to our security holders and at this time do not anticipate the distribution of such a report.

(2) We will be a Section 12(g) reporting company and will comply with the requirements of the Exchange Act, including without limitation the filing of quarterly, annual, and current reports with the SEC.

(3) The general public may read and copy any materials that we file with the SEC in the SEC’s Public Reference Section, Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly-held corporation. Our principal business objective for the next 12 months and beyond will be to achieve long-term growth potential through a business combination with an operating business. We will not restrict our potential candidate target companies to any specific business, industry or geographical location and we may, as a result, acquire any type of business.

We do not currently engage in any business activities that provide revenue or other cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond will be paid with funds in our treasury and/or those obtained through borrowings from our stockholders, management or other investors.

During the next 12 months, we anticipate incurring costs related to:

(i) filing of Exchange Act reports, and

(ii) costs relating to consummating an acquisition.

We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors.

We may consider a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service, or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding, among other things, the time delays, significant expense, and loss of voting control which may occur in a public offering.

None of our officers or our director have had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks.

Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management’s plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

We anticipate that the selection of a business combination will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital that we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Continuing Operational Expenses for the Interim Period Ended August 31, 2006

Because we currently do not have any business operations, we have not had any revenues during the interim period ended August 31, 2006. Total expenses for the interim period ended August 31, 2006 were $7,962. These expenses constituted organizational and professional fees.

Liquidity and Capital Resources

We do not have any revenues from operations and, absent a merger or other combination with an operating company, or a public or private sale of our equity or debt securities, the occurrence of either of which cannot be assured, we will be dependent upon future loans or equity investments from our present stockholders or management, for which there is no existing commitment. During August 2006, $500 of cash was contributed as Common Stock and Contributed Capital. At August 31, 2006, the Company had cash of $500 and working capital of $(7,462).

Commitments

We do not have any commitments which are required to be disclosed in tabular form as of August 31, 2006.

Off-Balance Sheet Arrangements

We are not currently a party to, or otherwise involved with, any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

RISK FACTORS

An investment in the Company is highly speculative in nature and involves an extremely high degree of risk.

There is uncertainty as to our ability to continue as a going concern.

Our financial statements for the period ended August 31, 2006, which are included in Part F/S of this registration statement on Form 10-SB, as well as the report of our independent registered public accounting firm on our financial statements, call into question our ability to operate as a going concern. This conclusion is based on our net losses and cash used in operations. Those factors, as well as uncertainty in securing financing for continued operations, create an uncertainty regarding our ability to continue as a going concern. Although we expect that we will be able to meet our expenses going forward based on loans and/or equity investments from shareholders or other investors, our ability to continue as a going concern will be dependent on our ability to obtain such financing on acceptable terms, for which there is no existing commitment and for which there can be no assurance.

Our business will have no revenues unless and until we merge with or acquire an operating business.

Because we do not anticipate having any revenues for the indefinite future, and will likely have to finance operating expenses until such time as we may be able to consummate a business combination through proceeds obtained from shareholder loans or sales of equity, we are likely to incur a net operating loss that will increase continuously until we are able to consummate a business combination with a profitable operating enterprise. There can be no assurance, however, that we will be able to identify a suitable enterprise in this regard and consummate a business combination, either eventually or at all.

Our management has certain inherent conflicts of interest that may cause it to act adversely to the interests of our shareholders.

Michael M. Membrado, our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and sole director, is currently involved with other blank check companies that share an interest in identifying and pursuing possible business combinations with private operating companies. Although Mr. Membrado will at all times be bound by his fiduciary duties to shareholders and abstain as appropriate from voting in relation to any matters in which the same business opportunity is being pursued by the Company and any other blank check companies with which Mr. Membrado is affiliated, there can be no assurance that the existing and inherent conflict of interest created by Mr. Membrado’s positions in relation to the Company, on the one hand, and each of the other blank check companies with which he is involved, on the other, will not otherwise result in a loss of economic opportunity to our shareholders.

Conflicts of interest may arise in the future in connection with our management’s potential participation as a service provider.

Greyline Securities, LLC, a firm in the process of registering with the NASD as a broker-dealer and an affiliate of Michael M. Membrado, our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and one of our major stockholders, may act as investment banker, placement agent or financial consultant to the Company or an acquisition candidate in connection with a potential business combination transaction and may receive a fee for providing such services. Further, Greyline Capital Advisors, LLC, a corporate finance consulting firm and also an affiliate of Michael M. Membrado, may also act as a consultant to the Company and may similarly receive a fee for providing such services. There can be no assurance that the potential conflicts of interest that would exist under such circumstances in connection with either the negotiation of a services agreement with either or both of Greyline Securities, LLC and/or Greyline Capital Advisors, LLC, or in the execution of services thereunder, would not result in potentially adverse economic consequences to our shareholders.

There is intense competition for those private companies suitable for a merger transaction of the type we intend to pursue.

We are in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with, and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do. Consequently, we will be at a competitive disadvantage in being able to identify attractive business opportunities and successfully complete a business combination. These competitive factors may reduce the likelihood of our ultimately being able to successfully identify and consummate a business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable business combination.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm and numerous other factors beyond our control.

We have no existing agreement for a business combination or other transaction.

There is not currently in place any arrangement, agreement or understanding involving the Company with respect to engaging in a merger with, joint venture with, or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for purposes of evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Our management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, our management anticipates devoting no more than a few hours per week in total to the Company’s affairs. Our officers have not entered into a written employment agreement with us and are not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies without previously prepared and/or audited financial statements may delay or preclude acquisition. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the company involved. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain within a certain time frame the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act remain applicable.

We may be subject to further government regulation which would adversely affect our operations.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”) since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If this were to occur, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. To date, we have obtained no formal determination from the SEC as to our status under the Investment Company Act and could, therefore, be determined at some later date to be an unregistered investment company, which could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign company, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders, and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency, and balance of payments positions, and in other respects.

We may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure a business combination to which we become a party in such a way as to result in tax-free treatment for the parties involved, which could deter third parties from entering into certain business combinations with us or result in us or our shareholders being taxed on consideration received in such a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. Although we intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity, there can be no assurance that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

We intend to issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Certificate of Incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 20,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our board of directors currently has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a business combination, or otherwise, dilution to the interests of our then existing stockholders will occur and the rights of the holders of common stock may be materially and adversely affected.

We have not conducted or otherwise obtained any market research regarding potential business opportunities, which may affect our ability to identify a business to merge with or acquire.

To date, we have neither conducted nor obtained from others results of market research concerning prospective business opportunities. We have no assurances, as a result, that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transactions for formal evaluation by us, such that it may be expected that any such target business or transaction will present such a level of risk that conventional private or public offerings of securities or conventional bank financing will not be available. There can be no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

There is currently no trading market for our common stock.

There is no public trading market for our common stock and none is expected to develop in the foreseeable future unless and until we complete a business combination with an operating business and such business files a registration statement under the Securities Act. Outstanding shares of our common stock currently cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate an investment in our common stock.

Although the effectiveness of this registration statement will cause us to become a reporting company, our stock will not be listed or traded on NASDAQ or any securities exchange for the indefinite future.

While, once effective, this registration statement on Form 10-SB will cause our common stock to become registered as a class and cause the company to become a reporting company under the Exchange Act, it will not be until our common stock is listed on a securities exchange, NASDAQ or another quotation service that our common stock will be publicly trading. Because it is highly unlikely for an active trading market to develop in any security without it first being listed on a securities exchange, NASDAQ or another quotation service, it is highly unlikely that an active trading market will ever develop for our common stock before it is listed on a securities exchange, NASDAQ or another quotation service, which cannot be assured. Failure to develop or maintain an active trading market will restrict liquidity and generally have a negative effect on the value of a security. We do not expect that a listing for our common stock will be pursued, or that a market will be made in our common stock, unless and until we consummate a business combination with a private operating company.

We cannot assure you that our common stock will ever be listed on NASDAQ or one of the national securities exchanges.

To the extent that we consummate a business combination, we may seek the listing of our common stock on NASDAQ or the American Stock Exchange, either immediately or after some period of time. There can be no assurance, however, that we will be able to meet the initial listing standards of either of those or any other stock exchange or quotation service at such time, or that we will be able to maintain a listing of our common stock on either of those or any other stock exchange or quotation service. After completing a business combination, until our common stock is listed on the NASDAQ or one of the national stock exchanges, for which there can be no assurance, we expect that our common stock would be eligible to trade on the OTC Bulletin Board (the “OTCBB”). The OTCBB, however, is not an exchange and, because obtaining accurate quotations as to the market value of a given security on the OTCBB is not always possible, and because trading of securities on the OTCBB is often more sporadic than the trading of securities listed on a national exchange or on NASDAQ (Global Select, Global, or Capital levels), sellers of securities traded on the OTCBB are likely to have more difficulty disposing of their securities than sellers of securities that are listed on a national exchange or on NASDAQ.

We cannot assure you that following a business combination with an operating business, our common stock will not be subject to the “penny stock” regulations, which would likely make it more difficult to sell.

To the extent that we consummate a business combination and our common stock becomes listed for trading on a quotation service, our common stock may constitute a “penny stock,” which generally is a stock trading under $5.00 and that is not registered on national securities exchanges or quoted on one of the higher NASDAQ tiers. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. This regulation generally has the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks, and making it more difficult for investors to sell their shares. Prior to a transaction in a penny stock, a broker-dealer is required to:

•	deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market;

•	provide the customer with current bid and offer quotations for the penny stock;

•	explain the compensation of the broker-dealer and its salesperson in the transaction;

•	provide monthly account statements showing the market value of each penny stock held in the customer’s account; and

•	make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. To the extent that our common stock becomes subject to the penny stock rules, investors in our common stock may find it more difficult to sell their shares.

It is unlikely that research coverage in the aftermarket for our stock will be adequate to garner institutional investor support for the indefinite future.

Because most institutional investors will generally only invest in securities that are followed by one or more securities analysts from major securities brokerage firms, and the involvement of institutional investors is generally considered to be an important factor in achieving strong aftermarket support and trading volume for a given security in the public markets, obtaining research coverage from one or more securities analysts from major securities brokerage firms is, in turn, believed by many to be an important factor in achieving strong aftermarket support and trading volume for a given security in the public markets. Analyst coverage from major securities brokerage firms, however, is extremely unusual for companies that are not relatively large, have not completed an initial public offering (an “IPO”), are not candidates for a registered secondary offering, and/or are not listed on NASDAQ, AMEX or the New York Stock Exchange. To the extent that we consummate a business combination and our common stock becomes listed for trading on the OTCBB or another quotation service, and because we are unlikely to meet any of these criteria, our common stock is unlikely to receive securities analyst research coverage from any major securities brokerage firms, and we cannot assure you that the lack of any such research coverage will not have an adverse affect at such time on the trading price of our common stock.

If you require dividend income, you should not rely on an investment in our common stock.

We have never paid dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested for the indefinite future into furthering the pursuit of our business objectives.

Our board of directors has broad authorization to issue preferred stock.

Our Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of our common stock. Under certain circumstances, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention of issuing any shares of preferred stock, there can be no assurance that we will not do so in the future.

This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this registration statement, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this registration statement. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect the occurrence of unanticipated events.

ITEM 3.   DESCRIPTION OF PROPERTY

We neither rent nor own any property. We currently utilize the office space and equipment of M.M. Membrado, PLLC, a law firm the sole principal of which is Michael M. Membrado, our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and sole Director, on a month-to-month basis at no cost.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 27, 2006, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class

Michael M. Membrado (1) 115 East 57th Street, 10th Floor New York, NY 10022	2,500,000	50%

Jennifer L. Lee 329 East 12th Street, #17 New York, NY 10003	2,500,000	50%

All Officers and Directors as a group (1 individual)	2,500,000	50%

(1) Mr. Membrado is our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and sole Director.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a) Directors and Executive Officers

Our officers and directors and additional information concerning them are as follows:

NAME	AGE	POSITION

Michael M. Membrado	44	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Director

Michael M. Membrado, President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director. Mr. Membrado has served as President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director of the Company since its inception. Mr. Membrado is currently a practicing attorney in the law firm of M.M. Membrado, PLLC, a boutique firm in New York that focuses exclusively on corporate finance, securities, M&A and related transactional matters for small to mid-size private and public companies. He has been a principal in this firm, as well as a predecessor firm, Membrado & Montell, LLP, since 2000. Prior to that, he was the corporate securities partner in the New York law firm now known as Tarter, Krinsky & Drogin, LLP. In addition to serving as principal in M.M. Membrado, PLLC, Mr. Membrado is also currently the Managing Director and sole principal of each of Greyline Securities, LLC, a firm currently in the process of applying to become an NASD registered broker-dealer, and Greyline Capital Advisors, LLC, a corporate finance consulting firm. Additionally, Mr. Membrado serves as President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and director of each of GCA I Acquisition Corp. and GCA II Acquisition Corp., each of which are blank check companies in the process of registering as reporting companies with the SEC.

The term of office of our directors expires at our annual meeting of stockholders or at the point at which their successors are duly qualified and elected.

(b) Significant Employees

There are no persons other than our executive officers who are expected by us to make a significant contribution to our business.

(c) Family Relationships

There are no family relationships of any kind among our directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

(d)  Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

(e) Audit Committee Financial Expert

Our board of directors acts, itself, as the audit committee to our board of directors; there is no separate audit or other committees. We have no qualified financial expert at this time because we have not been able to hire a qualified candidate. Further, we believe that we have inadequate financial resources at this time to hire any such qualified expert. We do intend, however, to continue to search for a qualified individual for this position.

Prior Blank Check Company Experience

As indicated below, members of the management also serve as officers and directors of:

Name	Filing Date of Registration Statement	Status	SEC File Number	Pending Business Combinations	Additional Information
GCA I Acquisition Corp.	October 27, 2006	Pending	Unknown (filed today)	None.	Mr. Membrado is the President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director of GCA I Acquisition Corp.

GCA II Acquisition Corp.	October 27, 2006	Pending	Unknown (filed today)	None.	Mr. Membrado is the President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director of GCA II Acquisition Corp.

ITEM 6.   EXECUTIVE COMPENSATION

None of our executive officers or directors has received any cash remuneration since we were organized. There are not now in place any employment or similar agreements, written or otherwise, or understandings or arrangements, to which we are a party with any of our executive officers or directors, and we do not anticipate that we will enter into any such agreements before we consummate a business combination, should that occur. None of our directors or executive officers intends to devote more than a few hours a week to our affairs in the meantime.

There are no understandings or agreements, written or otherwise, regarding remuneration to which our management will be entitled upon or following consummation by us of a business combination, should that occur, nor do we anticipate that any of our directors or executive officers will receive or otherwise be entitled to any such remuneration in any such event. It is possible that, following the successful consummation of a business combination with an unaffiliated entity, should that occur, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. We have adopted a policy, however, whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision as to whether or not to undertake any proposed or otherwise contemplated transaction.

We have not adopted any retirement, pension, profit sharing, stock option, restricted stock, insurance or other similar plans or programs for the benefit of our employees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Loans from Shareholders

As of October 27, 2006, Jennifer Lee, one of our major shareholders, had loaned to us a total of $8,000 in principal pursuant to two unsecured promissory notes, each in the amount of $4,000. The loans accrue interest at the rate of 4.75% per annum, and the principal, together with accrued interest, is required to be repaid as of the date that we receive gross proceeds from any one or more equity investments in the aggregate amount of at least $250,000. The interest rate at which such loans have been made are not believed to exceed rates that would otherwise be available to us. The promissory notes reflecting these loan obligations carry no rights of conversion.

Legal Representation

Michael M. Membrado is the sole principal in the law firm of M.M. Membrado, PLLC, a firm engaged by us to perform corporate, securities and other legal services. In addition to his interests in the firm of M.M. Membrado, PLLC, Mr. Membrado currently serves as our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and sole director, and is the record holder of 50% of our outstanding Common Stock. Although Mr. Membrado has agreed to cause certain services of M.M. Membrado, PLLC to be provided to us at no cost, and we expect that the terms of any going forward arrangement between us and the firm of M.M. Membrado, PLLC will be as fair as those which could be obtained in an arms length transaction, there can be no assurance that the conflict of interest which exists as a result of Mr. Membrado’s involvement with M.M. Membrado, PLLC, his role as our director, his role as our officer, and/or his role as one of our major shareholders will not result in any of the terms of the arrangements through which such relationships may be established being less favorable to us than would otherwise be the case, and will not result in any compromise to the economic or other interests of our shareholders in the future. The rates at which legal services will be charged to us by M.M. Membrado, PLLC do not and will not exceed rates generally charged for reasonably comparable services.

Office Space

We utilize the office space and equipment of M.M. Membrado, PLLC, a law firm in which Michael M. Membrado, our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and sole director, is the principal, at no cost on a month-to-month basis. Management estimated that the value conveyed to us as a result of this arrangement is immaterial.

ITEM 8.   DESCRIPTION OF SECURITIES

(a) Common or Preferred Stock

We are authorized by our Certificate of Incorporation to issue an aggregate of 120,000,000 shares of capital stock, of which 100,000,000 are shares of common stock, par value $.0001 per share (our “Common Stock”) and 20,000,000 are shares of preferred stock, par value $.0001 per share (our “Preferred Stock”). As of October 27, 2006, 5,000,000 shares of our Common Stock were issued and outstanding.

All outstanding shares of our Common Stock are of the same class and have equal rights and attributes. The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. All of the holders of our Common Stock are entitled to share equally in dividends, if any, as may be declared from time to time by our board of directors out of funds legally available. In the event of liquidation, the holders of our Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The holders of our Common Stock do not have cumulative or preemptive rights.

The foregoing description of our capital stock is merely a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to this registration statement on Form 10-SB.

(b) Debt Securities

We currently have outstanding unsecured promissory notes representing a total of $8,000 in outstanding debt obligations arising out of loans to us by one of our major shareholders. The loans accrue interest at the rate of 4.75% per annum, and the principal, together with accrued interest, is required to be repaid as of the date that we receive gross proceeds from any one or more equity investments in the aggregate amount of at least $250,000. The interest rate at which such loans have been made are not believed to exceed rates that would otherwise be available to us. The promissory notes reflecting these loan obligations carry no rights of conversion.

(c) Other Securities To Be Registered

There are no items requiring disclosure hereunder.

PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information

Our Common Stock is not currently trading publicly on any stock exchange or over-the-counter quotation service. We are not aware of any market activity in our Common Stock since the date of our organization through the date of this filing.

There are not currently outstanding:

(1) any options or warrants to purchase, or securities convertible into, shares of our Common Stock;

(2) any shares of our Common Stock eligible to be sold pursuant to Rule 144 under the Securities Act or that we have agreed to register under the Securities Act for sale by the holders; or

(3) any shares of our Common Stock that are being or have been proposed to be, publicly offered by us.

(b) Holders

As of October 27, 2006, there were two holders of record of a total of 5,000,000 shares of our Common Stock.

(c)  Dividends

We have not paid any cash dividends to date and we do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of our management to utilize all available funds in our pursuit for an appropriate business combination.

(d) Securities Authorized for Issuance Under equity Compensation Plans

There are no items requiring disclosure hereunder.

ITEM 2.   LEGAL PROCEEDINGS.

Presently, there are not any material pending legal proceedings to which we are a party or as to which any of our property is or may be subject, and we are unaware of any legal proceedings threatened or contemplated against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are not currently and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

On August 14, 2006, we issued 2,500,000 shares of our Common Stock to Michael M. Membrado for cash consideration of $.0001 per share, and 2,500,000 shares of our Common Stock to Jennifer L. Lee for cash consideration of $.0001 per share, for an aggregate investment of $250 each. We sold these shares of our Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

II-1

To date, none of our securities have been issued in exchange for services rendered. Neither the Company nor any person acting on its behalf has offered or sold any of our securities by means of any form of general solicitation or general advertising.

All purchasers of our Common Stock to date have provided representations in writing that they acquired such shares for their own accounts. A legend in each case was imprinted on the stock certificates stating that the securities reflected thereby have not been registered under the Securities Act and cannot be sold or otherwise transferred in the absence of an effective registration or an exemption from registration. An additional legend has been imprinted on each share certificate indicating that such shares may not be sold pursuant to the exemptions provided by Section 4(1) of the Securities Act, or Rule 144 thereunder, in accordance with the letter from Richard K. Wulff, Chief of the Office of Small Business Policy of the Securities and Exchange Commission’s Division of Corporation Finance, to Ken Worm of NASD Regulation, Inc., dated January 21, 2000.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

Our Certificate of Incorporation provides that we will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

II-2

GCA III ACQUISITION CORP.
(A Development Stage Company)

- INDEX -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
GCA III Acquisition Corp.

We have audited the accompanying balance sheet of GCA III Acquisition Corp. as of August 31, 2006 and the related statements of operations, stockholders' deficit and cash flows from August 14, 2006 (Inception) to August 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCA III Acquisition Corp. as of August 31, 2006 and the results of their operations and their cash flows for the period from August 14, 2006 (Inception) to August 31, 2006, in conformity with U. S. generally accepted accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not generated revenue since inception on August 14, 2006 and has incurred net losses of $7,962 since inception through August 31, 2006. As a result, the current operations are not an adequate source of cash to fund future operations. These issues among others raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sherb & Co., LLP
Sherb & Co., LLP

New York, New York
October 26, 2006

GCA III Acquisition Corp.
(Under Development Stage)
BALANCE SHEET
August 31, 2006

ASSETS
Current Assets:
Cash	$500
Total current assets	500

Total assets	$500

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable and accrued expenses	$7,962
Total current liabilities	7,962

Total liabilities	7,962

Stockholders' Deficit:
Preferred stock; $.0001 par value, 20,000,000 shares authorized, none issued
and outstanding	-
Common stock; $.0001 par value, 100,000,000 shares authorized,
5,000,000 issued and outstanding	500
Accumulated deficit (during development stage)	(7,962)

Total stockholders’ deficit	(7,462)

Total liabilities and stockholders’ deficit	$500

See Notes to Financial Statements.

GCA III Acquisition Corp.
(Under Development Stage)
STATEMENT OF OPERATIONS

For the Period from August 14, 2006
(Inception) to August 31, 2006

Operating expenses:
Selling, general and administrative	$7,962

Total operating expenses	7,962

Operating loss	(7,962)

Net loss	$(7,962)

Basic earnings per common share	$(0.00)

Diluted earnings per common share	$(0.00)

Basic weighted average common
shares outstanding	5,000,000

Diluted weighted average common shares outstanding	5,000,000

See Notes to Financial Statements.

GCA III Acquisition Corp.
(Under Development Stage)
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Period from August 14, 2006 (Inception) to August 31, 2006

			Accumulated
	Common Stock		Deficit (during
	Shares	$	development stage)	Total

Opening balance, August 14, 2006	-	$-	$-	$-

Issuance of common stock pursuant to a private placement	5,000,000	500	-	500
Net loss	-	-	(7,962)	(7,962)
Balance at August 31, 2006	5,000,000	$500	$(7,962)	$(7,462)

See Notes to Financial Statements

GCA III Acquisition Corp.
(Under Development Stage)
STATEMENT OF CASH FLOWS

For the Period from August 14, 2006
(Inception) to August 31, 2006

Cash flows from operating activities:
Net loss	$(7,962)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Changes in operating assets and liabilities:	-
Accounts payable and accrued expenses	7,962

Net cash provided by operating activities	-

Cash flows from financing activities:

Proceeds from issuance of shares of common stock	500

Net cash provided by financing activities	500

Net increase in cash	500

Cash, beginning of period	-

Cash, end of period	$500

See Notes to Financial Statements.

GCA III ACQUISITION CORP.
(UNDER DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
August 31, 2006

Note 1-Organization and Description of Business, Basis of Presentation and Going Concern

GCA III Acquisition Corp. (the "Company") was formed in Delaware in August 2006. The Company’s primary purpose is to acquire an operating business. The Company has not identified an acquisition target yet.

The Company, based on proposed business activities, is a “blank check” company. The Securities and Exchange Commission defines such a Company as “a development stage company” that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issued ‘penny stock,’ as defined in Rule 3a 51-1 under the Securities and Exchange Act of 1934. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in its securities, either debt or equity, until the Company concludes a business combination.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent, that desires to employ the Company’s funds in its business. The Company’s principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business. The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company.

Going Concern

We have not generated revenue since our inception on August 14, 2006 and have incurred net losses of $7,962 since inception through August 31, 2006. As a result, our current operations are not an adequate source of cash to fund future operations. The report of our independent registered public accounting firm on our financial statements for the period ended August 31, 2006 contains an explanatory paragraph regarding our ability to continue as a going concern based upon our net losses and cash used in operations. Our ability to continue as a going concern is dependent upon our ability to obtain the necessary financing to meet our obligations and repay our liabilities when they become due and to generate profitable operations in the future. We plan to continue to provide for our capital requirements through the sale of equity securities and debt, however, we have no firm commitments from any third party to provide this financing and we cannot assure you we will be successful in raising working capital as needed. There are no assurances that we will have sufficient funds to execute our business plan, pay our obligations as they become due or generate positive operating results.

Note 2- Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Development Stage

The Company’s primary purpose is to acquire operating businesses. The Company spends most of its time in assessing acquisition targets.

GCA III ACQUISITION CORP.
(UNDER DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
August 31, 2006

Note 2- Summary of Significant Accounting Policies-Continued

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents approximate their fair value due to their short-term maturities.

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some or the entire deferred tax asset will not be realized.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include, but are not limited to, the realization of receivables. Actual results will differ from these estimates.

Basic and Diluted Earnings per Share

Basic earnings per share are calculated by dividing income available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed using the weighted average number of common and dilutive common share equivalents outstanding during the period. The Company has not issued any dilutive common share equivalents at August 31, 2006.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at August 31, 2006 consist primarily of accrued trade payables.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

GCA III ACQUISITION CORP.
(UNDER DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
August 31, 2006

Note 3- Stockholders’ Deficit

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. During August 2006, the Company issued 5,500,000 shares of its common stock pursuant to a Private Placement Offering at par value for a total of $500.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

Note 4- Subsequent Events

During September and October 2006, the Company issued notes payable aggregating $8,000 to a major shareholder. The notes bear interest at 4.75% per annum. The notes are payable on or before the day the Company receives proceeds from equity investments aggregating at least $250,000. Any overdue principal bears interest at 15% per annum and is payable on demand.

PART III

ITEM 1.   INDEX TO EXHIBITS.

Exhibit Number	Description

3.1	Certificate of Incorporation
3.2	By-Laws

III-1

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GCA III Acquisition Corp.

Date: October 27, 2006	By:	/s/ Michael M. Membrado
Name: Michael M. Membrado Title: President